82-5769

02 APR 11 AM 9:2

UFJ Holdings, Inc

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

SUPPL

02028412

FACSIMILE TRANSMISSION COVER MEMO

DATE:	April 12, 2002
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	5 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

PROCESSED
APR 19 2002
P THOMSON FINANCIAL

dlw 4/16

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

April 12, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

April 12, 2002

To Whom It May Concern:

UFJ Holdings, Inc.

Announcement of "Financial Position for Fiscal Year Ended Mar. 31, 2002"

We hereby announce "Financial Position for Fiscal Year ended March 31, 2002" which was submitted to the Financial Services Agency by our wholly owned subsidiearies, UFJ Bank Limited and UFJ Trust Bank Limited.

This announcement does not amend our earnings forecast announced on March 29, 2002.

UFJ Bank Limited

Summary of Financial Information (non-consolidated)

(Billions of Yen)

	March 31, 2002
Business Profit	490.0
Business Profit prior to Net Transfer to General Reserve for Possible Loan Losses (*)	490.0
Ordinary Profit (Loss)	(550.0)
Net Income (Loss)	(285.0)
Credit Costs (*)	(1,065.0)
BIS Capital Adequacy Ratio	middle of 10%
Tier I Ratio	between 5.0% and 5.5%
Net Unrealized Profit (Loss) on Available-for-sale Securities, Net of Taxes	200.0
Net Unrealized Profit (Loss) on Stocks	190.0
Profit	510.0
Loss	(320.0)
Revaluation Loss on Available-for-sale Securities, Net of Taxes	(120.0)

(*) The figures including the former Tokai Bank amount are as follows;

Business Profit prior to Net Transfer to General Reserve	approx. Yen 584 billion
Credit Costs	approx. Yen 1,750 billion

UFJ Trust Bank Limited

Summary of Financial Information (non-consolidated)

(Billions of Yen)

	March 31, 2002
Business Profit	30.0
Business Profit before Write-Offs in Trust Account and Net Transfer to General Reserve for Possible Loan Losses	120.0
Ordinary Profit (Loss)	(195.0)
Net Income (Loss)	(125.0)
Credit Costs	(205.0)
BIS Capital Adequacy Ratio on the basis of the BIS domestic standard	middle of 9%
Tier I Ratio	middle of 6%
Net Unrealized Profit (Loss) on Available-for-sale Securities, Net of Taxes	(110.0)
Net Unrealized Profit (Loss) on Stocks	(85.0)
Profit	30.0
Loss	(115.0)
Revaluation Loss on Available-for-sale Securities, Net of Taxes	(115.0)

<For Reference>

BIS Capital Adequacy Ratio on the basis of the BIS international standard	about 10%
Tier I Ratio	middle of 6%